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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 8-A/A


                        AMENDMENT NO. 3 to FORM 8-A FOR
                        REGISTRATION OF CERTAIN CLASSES
                           OF SECURITIES PURSUANT TO
                           SECTION 12 (b) or (g) of
                      THE SECURITIES EXCHANGE ACT OF 1934


                         LOUISIANA-PACIFIC CORPORATION
            (Exact name of registrant as specified in its charter)


               DELAWARE                               93-0609074
     (State or other jurisdiction of    (IRS Employer Identification No.)
     incorporation or organization)


    111 S. W. Fifth Avenue,
      Portland, Oregon                                      97204-3699
     (Address of principal                                  (Zip Code)
      executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered
-------------------                           ------------------------------
Preferred Stock                               New York Stock Exchange
Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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    The registrant hereby amends Items 1 and 2 of its Form 8-A dated May 26,
1988, as subsequently amended, as follows:

Item 1.  Description of Registrant's Securities to be Registered.

    The following is a description as of October 30, 1995, of the terms of the preferred stock purchase rights (the "Rights") of Louisiana-Pacific Corporation ("L-P") pursuant to the Rights Agreement, as amended and restated effective as of February 3, 1991, and as further amended by (i) Amendment No. 1 thereto dated as of July 28, 1995 and (ii) Amendment No. 2 thereto dated as of October 30, 1995 (the "Rights Agreement") between L-P and First Chicago Trust Company of New York as Rights Agent (the "Rights Agent").

    Common Stock Certificates Evidencing Rights. The Rights are not presently exercisable, there are no separate certificates for the Rights, and the Rights are attached to and trade only together with the Common Stock on the basis of one Right for each share of Common Stock. Common Stock certificates now outstanding evidence the Rights related thereto. Newly issued Common Stock certificates contain a notation incorporating the Rights Agreement by reference.

    Acquiring Person; Distribution Date.      The Rights will detach from the
Common Stock and separate Right Certificates will be issued upon the earlier of (i) 10 days following a public announcement that a person, other than L-P, its wholly owned subsidiaries, or certain of its employee benefit plans, has acquired, or obtained the right to acquire (other than as a result of certain inadvertent transactions or acquisitions of Common Stock by L-P), beneficial ownership of 15% or more of the outstanding Common Stock, (an "Acquiring Person"), or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding Common Stock. The earlier of such dates is referred to as the "Distribution Date."

    Issuance of Right Certificates; Expiration of Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on June 6, 1998, unless earlier redeemed or exchanged by L-P as described below.

    Redemption. At any time prior to the earlier of (i) the time that any person first becomes an Acquiring Person or (ii) the close of business on the expiration date of the Rights, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price"). Immediately upon the action of the Board authorizing redemption of the Rights, any right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Initial Exercise of the Rights.     Following the Distribution Date, and
until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $200.00 per Right (the "Purchase Price"), one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock (a "Preferred Share'); provided that the Rights shall not in any event be exercisable at any time the Rights are subject to an effective right of redemption.

    Right to Buy Louisiana-Pacific Common Stock at Half Price Following Accumulation of 15% Ownership. Unless the Rights are earlier redeemed or exchanged, in the event that a person becomes an Acquiring Person, then provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or certain transferees, which will thereafter be void) will no longer have the right to purchase Preferred Shares as described above, but instead will have, following the expiration of any effective right of redemption, the right to receive, upon exercise and payment of the Purchase Price, Common Stock (or in certain circumstances cash, assets or other securities) having a value at the time of such occurrence equal to two times the Purchase Price.

    Protection Against Certain Two-Step Transactions; Right to Buy Acquiring Company Stock at Half Price. Similarly, unless the Rights are earlier redeemed, in the event that, after there is an Acquiring Person, (i) L-P were to be acquired in a merger or other business combination transaction in which L-P was not the surviving corporation or in which L-P's outstanding Common Stock was changed or exchanged for stock or assets of another person or (ii) 50% or more of L-P's consolidated assets or earning power were to be sold, provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or certain transferees, which will thereafter be void) will no longer have the right to purchase Preferred Shares or Common Stock as described in either of the two preceding paragraphs, but instead will have, following the expiration of any effective right of redemption, the right to receive, upon exercise and payment of the Purchase Price, shares of common stock of the acquiring company having a value at the time of such transaction equal to two times the Purchase Price.

    Rights of Acquiring Person are Void. Upon the occurrence of any of the events described in the preceding two paragraphs, any Rights that are or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or certain transferees) shall immediately become null and void. Any holder of such Rights (whether or not such holder is an Acquiring Person) shall thereafter have no right to exercise such Rights, even if the holder acquired the Rights without knowledge of the transferor's status as an Acquiring Person.

    Exchange of Rights for Common Stock. At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, L-P may exchange the Rights (other than Rights beneficially owned by such Acquiring Person or certain transferees, which became null and void), in whole or in part, for Common Stock at the rate of one share per Right, subject to adjustments to prevent dilution.

    Adjustments to Prevent Dilution. The Purchase Price payable, the number of Rights, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassification or certain other transactions. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. In lieu of issuing fractional Preferred Shares upon exercise of a Right (other than fractions which are integral multiples of one one-hundredth of a Preferred Share), L-P may issue depositary receipts evidencing such fractional shares or make an adjustment in cash based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

    No Stockholder's Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of L-P (other than rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

    Preferred Shares. The Preferred Shares will be non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to any other series of L-P's preferred stock, whether issued before or after the issuance of the Preferred Shares.

    Each Preferred Share will be entitled to receive when, as and if declared the greater of cash and noncash dividends in an amount equal to 100 times the per share dividends declared on the Common Stock or a preferential annual dividend of $92.00 per share ($.92 per one one-hundredth of a share). The holders of Preferred Shares, voting as a separate class, will be entitled to elect two directors if dividends on the Preferred Shares are in arrears in an amount equivalent to six quarterly dividends. In the event of liquidation, each Preferred Share will be entitled to receive a liquidation payment in an amount equal to the greater of $1.00 ($.01 per one one-hundredth of a share) plus all accrued and unpaid dividends and distributions or an amount equal to 100 times the aggregate amount to be distributed per share of Common Stock. Each Preferred Share will have one vote (.01 votes per one one-hundredth of a share), voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Preferred Shares as to dividends and liquidation preferences are protected by antidilution provisions.

    Because of the nature of the dividend and liquidation rights of the Preferred Shares, it is intended that the economic value of one one-hundredth of a Preferred Share would approximate the economic value of one share of Common Stock, adjusted to reflect the difference in voting rights.

    Amendment of Rights Agreement. The provisions of the Rights Agreement may be amended in any manner prior to the time that any person first becomes an Acquiring Person. After the time that any person first becomes an Acquiring Person, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

    Copies of (i) the Rights Agreement as amended and restated effective as of February 3, 1991, (ii) Amendment No. 1 thereto dated as of July 28, 1995 and (iii) Amendment No. 2 thereto dated as of October 30, 1995, have been filed as exhibits hereto and are incorporated herein by reference. The foregoing description of the Rights is as of October 30, 1995, does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended.

Item 2.   Exhibits.

    The exhibits filed herewith are listed on the accompanying exhibit index.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                      LOUISIANA-PACIFIC CORPORATION
                      (Registrant)



                      By    /s/William L. Hebert
                            William L. Hebert
                            Treasurer and Chief Financial Officer

Dated:  November 16, 1995
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                                 EXHIBIT INDEX


Exhibit No.                 Description

   1.1 Form of Right Certificate. Incorporated by reference to Exhibit B to Exhibit 2 to the registrant's Form 8-A/A (Amendment No. 1) dated August 3, 1995. Until the Distribution Date (as defined in the Rights Agreement), the Rights will be evidenced by the certificates evidencing the registrant's common stock, $1 par value.

   1.2 Specimen of certificate for the registrant's common stock, $1 par value, to be used to evidence shares of such stock issued after the Record Date (as defined above) and until the Distribution Date. Incorporated by reference to Exhibit 1.2 to the registrant's Form 8-A/A (Amendment No. 1) dated
                August 3, 1995.

   2 Rights Agreement restated as of February 3, 1991, between the registrant and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designations and as Exhibit B the form of Right Certificate. Incorporated by reference to Exhibit 2 to the Registrant's Form 8-A/A (Amendment No. 1) dated August 3, 1995.

   3 Amendment No. 1 dated as of July 28, 1995, to Rights Agreement, restated as of February 3, 1991, between the registrant and First Chicago Trust Company of New York. Incorporated by reference to Exhibit 3 to the registrant's Form 8-A/A (Amendment No. 2) dated August 3, 1995.

   4 Amendment No. 2 dated as of October 30, 1995, to Rights Agreement, restated as of February 3, 1991 and amended as of July 28, 1995, between the registrant and First Chicago Trust Company of New York.
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